SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                  -------------------------------------------

                          MILLER BUILDING SYSTEMS, INC.

                           (NAME OF SUBJECT COMPANY)


                                 ACQUISITOR PLC

                  -------------------------------------------

                      (NAME OF PERSON(S) FILING STATEMENT)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)


                                    600404107

                  -------------------------------------------

                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

                  -------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

[x]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

         On July 12, 2000, Acquisitor plc (the "Reporting Person"), a beneficial owner of shares of common stock, $.01 par value per share (the "Common Stock"), of Miller Building Systems, Inc. (the "Company"), filed a Notification by Five Percent Owner of an Issue on Schedule 13D ("Schedule 13D") with the Securities and Exchange Commission (the "Commission"). The Schedule 13D is incorporated herein by reference and a copy of which could be obtained by accessing the Commission's website at www.sec.gov.

         In the Schedule 13D, the Reporting Person reported that on July 10, 2000, its representatives met with certain members of the Board of Directors of the Company and its management to discuss the business operations of the Company and ways to enhance stockholder value. After such discussion, the Reporting Person believed that the proposed transaction with Modtech Holdings, Inc. ("Modtech"), which was disclosed in a preliminary communication to a tender offer on Schedule TO dated June 9, 2000, would not be the best way to maximize stockholder value. The Reporting Person also reported that it had discussed with representatives of the Company as to alternative ways to enhance stockholder value and believes that the Company should consider alternative transactions, including a leveraged recapitalization. The Reporting Person believes that a leveraged recapitalization could be structured wherein the Company would be able to utilize a credit facility provided by a third party to fund a self-tender for a substantial portion of the Company's outstanding shares of Common Stock (the "Leveraged Recapitalization"). While the Reporting Person has not completed any due diligence (other than a review of publicly available information) and has only had preliminary conversations with financial sources, the Reporting Person believes that the recommended Leveraged Recapitalization would generate a higher price per share for the outstanding shares of Common Stock of the Company than the price offered by Modtech.

         The Reporting Person believes that the proposed transaction with Modtech may not be the best way to maximize shareholder value because the offered price does not represent fair value for the Company on either a comparable valuation basis or cash flow basis, as can be seen from Exhibit A. Additionally, the Reporting Person believes that a Leveraged Recapitalization would generate a better offer than Modtech's because it will not only give all the Company's current stockholders a cash return but also leave them with a carried interest in the Company going forward.

         The Reporting Person is interested in continuing discussions with the Company on an expedited basis to explore the possibility of a Leveraged Recapitalization or to explore other alternative transactions to maximize stockholder value. At this time, we recommend that the stockholders of the Company do not tender their shares of Common Stock until the Company has disclosed that it has considered and exhausted other alternatives.

                                   MILLER BUILDING SYSTEMS, INC. Date: 7/21/2000

              Comparables

                                                                                          Trailing
                                                                                         12 mth EV/
                                                                                       Earnings Before
                                                  Current                             Interest Taxes &
                                         Price    Shares      Market    Enterprise      Depreciation
TICKER                 NAME            7/21/00  Outstanding   Cap       Value (EV)      Amortization
------                 ----            -------  -----------   ------    ----------      ---------------
MBSI      Miller Building Systems*     $  8.05     3.10       $ 25.0     $   29.5           4.8 x


ABRI      Abrams Industries, Inc.      $  4.13     2.94       $ 12.1     $   72.3           6.4 x
ABCO      American Buildings Co.**     $ 36.00     5.11       $183.8     $  254.4           6.0 x
BLT       Blount International, Inc    $  8.56    30.80       $263.6     $1,101.9           8.1 x
BBR       Butler Manufacturing         $ 20.31     6.64       $134.8     $  190.0           3.2 x
MODT      Modtech Holdings, Inc.       $ 10.25    13.18       $135.1     $  182.9           7.1 x
MODU      MOD-U-KRAF***                $ 11.75     0.83       $  9.7     $   10.3           5.7 x
NCS       NCI Building Systems         $ 20.00    17.88       $357.6     $  820.2           7.1 x


             Averages                                                                       6.2 x


                                                             Trailing
                                            Trailing         12 mth EV                Qtrly
                                             12 mth           To Sales   Price/       Price        Debt/Total
TICKER                 NAME            EV/Free Cash Flow     Per Share   Earnings    To Book    Capitalization
------                 ----            -----------------     ---------   --------    -------   ---------------
MBSI      Miller Building Systems*           5.2 x             46.1%      7.5 x       1.3 x         21.6%


ABRI      Abrams Industries, Inc.            40.5 x            41.8%      5.7 x       0.6 x         75.2%
ABCO      American Buildings Co.**           7.6 x             63.5%      10.9 x      2.7 x         51.7%
BLT       Blount International, Inc          9.4 x            164.3%      NM          NM            NM
BBR       Butler Manufacturing               4.0 x             20.2%      5.2 x       0.9 x         32.7%
MODT      Modtech Holdings, Inc.             8.2 x            104.2%      17.1 x      1.2 x         30.0%
MODU      MOD-U-KRAF***                      6.8 x             47.1%      11.4 x      1.7 x         36.3%
NCS       NCI Building Systems               9.5 x             89.1%      7.6 x       1.3 x         62.0%
                                             -----            ------      -----       -----         -----

             Averages                        12.3 x            75.7%      9.6 x       1.4 x         48.0%


*  Price of $8.05 is the price offered by Modtech
** Acquired by Onex Capital in mid-1999.
*** Acquired by Coachmen Industries in May 2000.